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A3 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin 212-425-2670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5 Hillside Avenue, Tenafly, NJ 07670
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



RECEIVED
FEB 23 2007
WASH, D.C.
156

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of February 22, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

LEIGH ANN JENKINS
Notary Public, State of New York
No. 01JE6118619
Qualified in Kings County
Commission Expires November 15, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

Board of Directors
E1 Asset Management, Inc.
New York, New York

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this opportunity, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Banker Associates
February 22, 2007

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

E1 ASSET MANAGEMENT, INC.

DECEMBER 31, 2006

CONTENTS

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Banker Associates, P.C.

February 22, 2007

E1 ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 451,978
Receivable from broker	108,372
Prepaid expenses	46,855
Furniture, fixtures & equipment, less accumulated depreciation of $167,024	165,353
Other assets	183,185
	$ 955,743

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 29,408
Accrued expenses	153,731
Other liabilities	1,927
Total liabilities	185,066
Commitments (Note 4)	
Stockholders' equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	109,270
Additional paid in capital	28,000
Retained earnings	633,407
Total stockholders' equity	770,677
	$ 955,743

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Commissions	$ 9,093,976
Interest income	11,195
Gain on sale of marketable security	15,905
Other income	61,330
	9,182,406
Expenses:	
Officers' and employees' compensation and benefits	6,762,574
Regulatory fees and expenses	88,060
Communication and data processing	431,652
Interest	22
Occupancy	398,847
Other expenses	1,033,379
	8,714,534
Net income before income taxes	467,872
Provision for income taxes (Note 5)	52,636
Net income	$ 415,236

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning	$ 109,270	$ 28,000	$ 523,675	$ 8,670	$ 669,615
Net income			415,236		415,236
Shareholders distributions			(305,504)		
Reclassification adjustment for gains realized in net income	-	-	-	(8,670)	(8,670)
Balance - ending	$ 109,270	$ 28,000	$ 633,407	$ -	$ 770,677

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 415,236
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	49,796
Gain on sale of securities	(15,905)
Deferred income taxes	1,147
(Increase) decreases in assets and increase (decreases) in liabilities:	
Receivable from broker	38,263
Prepaid expenses	(2,225)
Other assets	11,010
Accounts payable	7,119
Accrued expenses	(186,519)
Other liabilities	(339)
Net cash provided by operating activities	317,583
Cash flows from investing activities:	
Proceeds from sale of securities	60,000
Purchase of furniture, fixtures & equipment	(68,370)
Net cash used in investing activities	(8,370)
Cash flows from financing activities :	
Shareholders distributions	(305,504)
Increase in cash	3,709
Cash - *beginning*	448,269
Cash - end	$ 451,978
Supplemental disclosure of cash flows information:	
Cash paid during the year for:	
Interest	$ 22
Income taxes	$ 22,759

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

Note 1: Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2: Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures & Equipment

Furniture, fixtures & equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Depreciation for the year was $49,796.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The state of New York imposes a minimum corporate level franchise tax on "S" corporations. A provision for this tax has been recorded.

The Company provides for New York City income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in

E1 ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

Note 2: Summary of Significant Accounting Policies - continued

taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Note 3: Lines of Credit

The Company has $115,000 in revolving lines of credit, all of which was available at December 31, 2006. Bank advances on the credit lines are payable over 36 months and carry an interest rate of 1% and 6% over prime respectively. The credit lines are personally guaranteed by the shareholders of the corporation.

Note 4: Commitments

Leases

The Company leases its two premises under operating leases expiring July 2010, June 2011 & March 2014. The two leases for the Company's primary location require the payment of real estate taxes and specific operating expenses. The lease for the second location which expires June 2011 requires the payment of real estate taxes and increases based upon the consumer price index. Additionally, the Company leases assets and licenses information systems under various operating leases expiring April 2007 through February 2010. Rental expense under all operating leases and licensing agreements was $644,611. Future minimum lease payments under operating leases and licensing agreements are as follows:

December 31,	
2007	$ 582,179
2008	575,511
2009	544,734
2010	359,416
2011	215,750
Thereafter	438,750
	$2,716,341

E1 ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

Note 5: Income Taxes

The current and deferred portions of the income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
State & local	$51,489	$ 1,147	$ 52,636

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company had net capital of $375,284, which was $362,947 in excess of its required net capital of $12,337. The Company's aggregate indebtedness to net capital as defined was 49%.

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying financial statements of E1 Asset Management, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 22, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, PC

February 22, 2007

E1 ASSET MANAGEMENT, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital		
Total stockholders' equity qualified for net capital		$ 770,677
Deductions:		
Non-allowable assets:		
Furniture, fixtures & equipment, net	165,353	
Prepaid expenses	46,855	
Other assets	183,185	
Total deductions		395,393
Net capital		$ 375,284
Aggregate indebtedness:		
Total aggregate indebtedness liabilities		$ 185,066
Computation of basic net capital requirements		
Minimum net capital required		$ 12,337
Excess net capital		$ 362,947
Excess net capital at 1,000%		$ 356,777
Percentage of aggregate indebtedness to net capital		49%

Reconciliation with Company's computation (included in Part IIV of Form X-17A-5 as of December 31, 2006)

There is no difference between the Company's computation of net capital and the focus report.

END